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                      Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4 No.________) and related Prospectus pertaining to the exchange offering of $153,241,000 liquidation preference of 12-3/4% Cumulative Exchangeable Preferred Stock of Granite Broadcasting Corporation and the inclusion of 1) our report dated January 4, 1997, with respect to the consolidated financial statements and schedule of Granite Broadcasting Corporation for each of the three years in the period ended December 31, 1996; and 2) our report dated January 17, 1997, with respect to the financial statements of WXON-TV for each of the two years in the period ended September 30, 1996.




                                      ERNST & YOUNG LLP


New York, New York
April 9, 1997